Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ESTABLISHES A FUTURE CHANNEL STRATEGY

Direct relationship focus and update on future Nokia relationship

Ottawa, Canada, December 16, 2015  — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that it has reshaped its channel strategy to primarily position its latest and new products directly to customers. An important part of this is the mutual understanding that DragonWave has reached with Nokia on the companies’ future relationship.

Nokia and DragonWave will focus their future relationship on the following:

•                  Supply of Legacy Products.  Nokia will continue to be DragonWave’s main channel to supply the Harmony Flexipacket Multiradio (Harmony Radio) product family and legacy products.

•                  Support of Installed Base.  DragonWave will continue to provide software maintenance and level 3 hardware support to Nokia for the large installed base of network elements deployed by DragonWave and Nokia to date.

•                  New products.  Nokia and DragonWave may mutually agree on a case by case basis to address additional future specific customer requests of new DragonWave products through Nokia. For DragonWave this focused approach will replace the current open ecosystem environment.

To facilitate these ongoing activities, DragonWave and Nokia’s global frame agreements will continue in place.

“We believe that this change in our channel approach will position us better for the future. Recently the landscape in the Nokia channel changed and in anticipation of further changes we have reconsidered our channel strategy” said DragonWave President and CEO Peter Allen. “In the future, DragonWave plans to refocus on more of a direct touch with customers but will remain flexible in seeking to serve customers in the manner in which they wish to be served. I am pleased that we have reached a clear understanding with Nokia on the future areas for our collaboration.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s channel strategy and expectations for its future relationship with Nokia. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Media Contact:	Investor Contact:
Nadine Kittle	Becky Obbema	Peter Allen
Marketing Communications	Interprose	CEO
DragonWave Inc.	(for DragonWave)	DragonWave Inc.
nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com	pallen@dragonwaveinc.com
Tel: +1-613-599-9991 ext 2262	Tel: +1-408- 778-2024	Tel: +1-613-599-9991